Exhibit 99.1

ReTo Eco-Solutions, Inc. Announces Share Combination

BEIJING, CHINA – October 29, 2025 – ReTo Eco-Solutions, Inc. (Nasdaq: RETO) (“ReTo” or the “Company”) today announced that its board of directors approved a combination of its Class A shares, no par value (the “Class A Shares”) on a five-to-one basis (the “Share Combination”). The Class A Shares will begin trading on a post combination basis on November 3, 2025.

As a result of the Share Combination, each five (5) pre-combination Class A Shares will be automatically combined into one (1) Class A Share without any action on the part of the holders, with the number of issued and outstanding Class A Shares reduced from 7,327,491 to approximately 1,465,498. There will be no change to the par value of the Class A Shares, which will remain as no par value following the Share Combination. The Class A Shares will continue to trade on the Nasdaq Capital Market (“Nasdaq”) under the symbol “RETO” under a new CUSIP number – G75271133. The Share Combination is intended to increase the market price per share of the Class A Shares to allow the Company to maintain its Nasdaq listing.

No fractional shares will be issued as a result of the Share Combination. Shareholders who otherwise would be entitled to a fractional share because they hold a number of Class A Shares not evenly divisible by five will automatically be entitled to receive an additional share of the Class A Shares.

The Share Combination will not be submitted to a vote of the Company’s shareholders as shareholder approval is not required under the laws of the British Virgin Islands.

The Company’s transfer agent, VStock Transfer, LLC, will act as the exchange agent. Adjustments made to Class A shares represented by physical stock certificates can be made upon surrender of the certificate to the transfer agent. Please contact VStock Transfer, LLC for further information at (212) 828-8436.

About ReTo Eco-Solutions, Inc.

Founded in 1999, ReTo Eco-Solutions, Inc., through its operating subsidiaries in China, is engaged in the research and development, manufacture and sales of ecological environment protection equipment and intelligent equipment. The Company provides consultation, design, implementation and installation of its equipment and related parts, as well as engineering support and technical advice and services. For more information, please visit: http://en.retoeco.com.

Forward-Looking Statements

This press release contains forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. The Company’s actual results may differ materially and adversely from those expressed in any forward-looking statements as a result of various factors and uncertainties. For example, there can be no assurance that the Company will remain in compliance and maintain its listing on Nasdaq. The reports filed by the Company with the Securities and Exchange Commission discuss these and other important factors and risks that may affect the Company’s business, results of operations and financial conditions. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

ReTo Eco-Solutions, Inc.

Tel: +86-010-64827328

Email: ir@retoeco.com or 310@reit.cc